EXHIBIT 21

Subsidiaries of Registrant(1)

Subsidiary(2) (Name under which subsidiary does business)	State of Incorporation or Organization
Hallmark Investment Group, Inc.	Delaware
Hallmark Rehabilitation GP, LLC	Delaware
Property Resource Holdings, LLC	Delaware
Summit Care Corporation	Delaware
Signature Hospice & Home Health, LLC	Delaware

(1) “Subsidiaries” for purposes of this Exhibit 21 include corporations, limited liability companies and limited partnerships directly or indirectly wholly-owned by Skilled Healthcare Group, Inc.

(2) Names of subsidiaries that, considered in the aggregate as a single subsidiary, would not constitute a “significant subsidiary” (as defined in Rule 1-02(w) of Regulation S-X) as of December 31, 2013, are omitted.